OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel[redacted]ail: ir@rbc.ru

06014594

June 07, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

RECEIVED
2006 JUN 22 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: findings of the audit and compliance Commission, draft resolutions of the annual general shareholders meeting, recommendations of the board of directors, data on candidates to members of the audit and compliance commission, data on candidates to members of the board of directors, data on candidates for the Company`s auditor. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

«РБК Информационные Системы»

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

dw 6/22

RECEIVED

2006 JUN 22 P 1:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

«APPROVED»
By the Board of Directors
OAO RBC Information Systems
Chairman of the Board of Directors

_____________/G.V. Kaplun

«РБК Информационные Системы»

DRAFT RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS MEETING OF OAO RBC INFORMATION SYSTEMS

1. To approve the Company's annual report, annual accounting statements, including a profit and loss statement (profit and loss accounts), as well as allocation of the Company's profits and losses for 2005 among shareholders. Not to pay dividends for 2005. To allocate the Company's net profit for covering previous losses.

2. To approve a new edition of the Articles of Association of the Company.

3. To elect to the Audit and Compliance Commission of the Company:

   1. Alexandra Savchenko
   2. Tatyana Knyazeva
   3. Elena Ashitko

4. Approve as the Auditor:

   1. Auditing company KPMG Limited for international auditing.
   2. OOO Online Audit for auditing under Russian standards.

5. To approve a loan of 160,000 (one hundred sixty thousand) rubles from the Company to the Autonomous Non-Profit Organization Steering Committee of the Brand of the Year Award, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 697,000 (Six hundred ninety seven thousand) rubles from the Company to OOO MERKOT, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 720,000 (Seven hundred twenty thousand) rubles from the Company to OOO MERKOT, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 6,500 (six thousand five hundred) rubles from the Company to the National Award Committee Autonomous Non-Profit Organization, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 240,000,000 (two hundred forty million) rubles from the Company to ZAO RBC HOLDING, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 154,000,000 (one hundred fifty four million) rubles from the Company to its subsidiary ZAO RBC HOLDING, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 400,000 (four hundred thousand) rubles from the Company to OOO RBC Pro, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 1,300,000 (One million three hundred thousand) rubles from the Company to OOO RBC Pro, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 300,000 (three hundred thousand) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 11,000,000 (eleven million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 3,000,000 (three million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 10,000,000 (ten million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve a loan of 12,000,000 (twelve million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

Approve a loan of 5,000,000 (five million) rubles from the Company to OOO SMTP Press, at an annual interest rate of 6% (six percent). Beneficiary is the lender, OAO RBC Information Systems.

To approve transactions that may be concluded in future in the normal course of the Company's business between the Company and 1) ZAO RBC TV in the amount of 300,000,000 (three hundred million) rubles; 2) ZAO RBC SOFT in the amount of 300,000,000 (three hundred million) rubles; 3) ZAO RBC HOLDING in the amount of 300,000,000 (three hundred million) rubles; 4) ZAO RosBusinessConsulting in the amount of 300,000,000 (three hundred million) rubles; 5) OOO RBC Center in the amount of 300,000,000 (three hundred million) rubles; 6) RBC Investments (Cyprus) Ltd. in the amount of 400,000,000 (four hundred million) rubles; 7) OOO RBC Reklama in the amount of 300,000,000 (three hundred million) rubles; 8) OOO RBC TV Production in the amount of 300,000,000 (three hundred million) rubles; 9) OOO RBC Publishing in the amount of 300,000,000 (three hundred million) rubles; 10) ZAO RBC Engineering in the amount of 300,000,000 (three hundred million) rubles; 11) OOO SMTP Press in the amount of 300,000,000 (three hundred million) rubles; 12) OOO RBC Pro in the amount of 300,000,000 (three hundred million) rubles; 13) OOO MERKOT in the amount of 300,000,000 (three hundred million) rubles; 14) ZAO Information and Research Center "Politics, Economy and Marketing" in the amount of 300,000,000 (three hundred million) rubles; 15) Autonomous Non-Profit Organization Steering Committee of the Brand of the Year Award in the amount of 300,000,000 (three hundred million) rubles; 16) Autonomous Non-Profit Organization National Award Committee in the amount of 300,000,000 (three hundred million) rubles.

6. **To elect to the Company's Board of Directors:**

1. German V. Kaplun
2. Alexander M. Morgulchik
3. Dmitry G. Belik
4. Sergey Yu. Lukin
5. Yury A. Rovensky
6. Artyom V. Inutin
7. Hans-Joerg Rudloff
8. Neil Osborn
9. Michael Hammond

APPROVED
By the Board of Directors of
OAO RBC Information Systems
Chairman of the Board of Directors

_______________/G.Kaplun

Data on candidates to members of the Board of Directors of OAO RBC Information Systems

No.	Candidate	Education	Employment history	Information on written consent of candidate
1.	German V. Kaplun, born 1968	Plekhanov Russian Academy of Economics	1991-present – Deputy Chairman of the Executive Board of production cooperative ORGTECHNIKA 1993-2000 – General Director of SIBAT Closed Joint Stock Company 1998–2000 – Deputy General Director of ZAO RosBusinessConsulting 2000-2001 – General Director of ZAO RBC Holding 2002-2002 – member of the Executive Board of OAO RBC Information Systems 2001-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
2.	Alexander M. Morgulchik, born 1970	Plekhanov Russian Academy of Economics	1996-present – Vice President of ZAO RosBusinessConsulting 1998-present - General Director of OOO Megakor 2000-2005 – General Director of OOO TELLI 2001-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
3.	Dmitry G. Belik, born 1968	Plekhanov Russian Academy of Economics	1996-2000 – General Director of ZAO Akkord-Tsentr 2000-2003 – General Director of ZAO Publishing House RosBusinessConsulting 2000-2000 – Deputy General Director of ZAO RosBusinessConsulting 2002-2002 – member of the Executive Board of OAO RBC Information Systems 2003-2004 – General Director of OOO RBC Reklama 2001-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
4.	Sergey Yu. Lukin, born 1967	All-Russian Distance Institute of Finance and Economics	1995-2002 – General Director of ZAO Russky Dom Corporation 2001-2001 – Deputy General Director of OOO RBC Center 2001-present – Deputy General Director of OAO RBC Information Systems	Consent has been given

			2001-present – member of the Board of Directors of OAO RBC Information Systems	
5.	Yury A. Rovensky, born 1969	Plekhanov Russian Academy of Economics	1997–2000 – Vice Chancellor of the Russian Academy of Economics 2000-2003 – General Director of OOO RBC-Tsentr 2001–2002 - member of the Board of Directors of OAO RBC Information Systems 2001–2002 – Chairman of the Executive Board of OAO RBC Information Systems 2004–present – General Director of OOO RBC-Reklama 2005–present – General Director of ZAO Information and Research Center PECOM 2005–present – General Director of the Organizing Committee of THE BEST BRAND award 2002–present – General Director (Chairman of the Executive Board) of OAO RBC Information Systems 2005–present - member of the Board of Directors of OAO RBC Information Systems	Consent has been given
6.	Artyom V. Inutin, born 1967	Moscow Technical University; Russian Finance Academy	1997–2000 – Head of Internal Control Department of OOO MakPromBank commercial bank 2000–2000 – First Deputy General Director of OOO RBC-Tsentr 2000–2005 – General Director of ZAO ROSBUSINESSCONSULTING 2003-present – General Director of ZAO RBC TV 2005-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
7.	Hans-Joerg Rudloff, born 1940	The University of Bern	1994-1998 – Chairman of MC-BBI 1998-present – Chairman of the Executive Committee of Barclays Capital 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
8.	Neil Osborn, born 1949	Worcester College, Oxford, MA Modern History	1983- present – Director of Euromoney Publications PLC 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given
9.	Michael Hammond, born 1959	University of Rochester, USA	1996-1999 – Director of Robert Fleming & Co./ Jardine Fleming & Co. 2002–present – partner of City Capital Limited; partner of Iverta Limited – Bermuda; partner of Strathbogie Trust Co. Ltd. -Bermuda 2002-present – member of the Board of Directors of OAO RBC Information Systems	Consent has been given

FINDINGS

Of the Audit and Compliance Commission of RBC Information Systems Open Joint Stock Company

Moscow
May 24, 2006

The findings have been prepared by the Audit and Compliance Commission of OAO RBC Information Systems, consisting of Elena Ashitko, Tatyana Knyazeva, and represented by Chairperson Alexandra Savchenko.

The Audit and Compliance Commission has audited the financial and economic operations of OAO RBC Information Systems within the period commencing January 1, 2005 and ending December 31, 2005.
The Audit and Compliance Commission's key objective was to validate the accuracy of the data in the annual report and the profit and loss statement for the general shareholders' meeting.
Auditing involved the following documents of OAO RBC Information Systems:

- the balance sheet as of January 1, 2006;
- the profit and loss statement for 2005;
- value added tax statements for 2005;
- tax statements for the property and income taxes for 2005.

The Commission has reviewed the results of the audit held by OOO ONLINE AUDIT with a view to confirm the enterprise's annual balance sheet.
The Commission reviewed the findings of the internal audit department in order to determine the accuracy of the enterprise's annual balance sheet.
No violations of legislation have been revealed due to the audit.
The examination has revealed no violations in business accounting; no economic penalties have been imposed on the Company's executive officers, including no penalties imposed on the Company by the state tax service and the regional department of the Federal Commission for the Securities Market.

The Audit and Compliance Commission has concluded that the Company's balance sheet as of December 31, 2005, is consistent with the requirements for the normative documents, and true. The Company's financial and economic performance in 2005, as mirrored by the balance sheet, can be submitted for review and consideration to the Company's shareholders and approved at the annual shareholders' meeting as indicated below:

Assets	RUR1,592,027,000
Liabilities	RUR1,592,027,000
Profit for the fiscal year	RUR3,933,000
Undistributed profit for the fiscal year	RUR246,000

Chairperson of the Audit and Compliance Commission Alexandra Savchenko
Members of the Audit and Compliance Commission Elena Ashitko
Tatyana Knyazeva

82-34864

"APPROVED"
by the Board of Directors
of OAO RBC Information Systems
Chairman of the Board of Directors

_________ German Kaplun

«РБК Информационные Системы»

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF OAO RBC INFORMATION SYSTEMS FOR THE DISTRIBUTION OF PROFITS AND LOSSES OF THE COMPANY AS OF THE END OF THE FISCAL YEAR

The Board of Directors of OAO RBC Information Systems recommends that the annual general shareholders' meeting hold back the distribution of the profits and losses of OAO RBC Information Systems for 2005 among shareholders, but allocate the Company's net profit for compensation for losses incurred in the previous years.

APPROVED
By the Board of Directors of
OAO RBC Information Systems
Chairman of the Board of Directors

/G.Kaplun

«РБК Информационные Системы»

Data on candidates to members of the Audit and Compliance Commission of OAO RBC Information Systems

№	Candidate	Education	Employment history over the past 5 years	Information on written consent of candidate
1.	Alexandra S. Savchenko, born 1969	Moscow State Institute for Electronics and Mathematics	1998-2000 – Chief Accountant of OOO Megakor 2000–2001 – Chief Accountant of OOO RBC-Tsentr 2001-2002 – Chief Accountant of OAO RBC Information Systems 2002-present – Deputy Financial Director of OAO RBC Information Systems	Consent has been given
2.	Tatyana A. Knyazeva, born 1954	Ordzhonikidze Moscow Aviation Institute	1998-2001 – Deputy Chief Accountant of OOO Megakor 2001-2002 – Deputy Chief Accountant of OOO RBC-Tsentr 2002-present – Chief Accountant of ZAO ROSBUSINESSCONSULTING	Consent has been given
3.	Elena G. Ashitko	Moscow State University for Economics, Statistics and IT	1997- 2001 – Chief Accountant of Suena Internet Technologies 2001-2005 - Chief Accountant of OOO RBC-Tsentr 2005-present – Director of Economy of OOO RBC-Tsentr	Consent has been given

Auditor Profile

KPMG Limited is a leading provider of consulting and auditing services.

The company KPMG Limited brings together around 100,000 experts in at least 150 countries worldwide.

KPMG Limited's widespread network embraces such regions as America, Europe/Middle East, and Asia/Asian Pacific region.

KPMG Limited has enjoyed permanent representation in Russia since 1990. Most of the KPMG staff, totaling 650 people, are Russian specialists, and assisted by highly-qualified specialists from Great Britain, the USA, Canada, Australia, New Zealand, Germany, Ireland, Denmark and Sweden.

KPMG Limited has considerable experience in cooperating with Russia's largest joint stock companies, as well as with international companies whose shares are traded on the stock market.

KPMG Limited delivers a broad range of insurance, tax and legal, consulting and corporate finance advisory services.

The auditing firm's core activities include report audits, according to both Russian and international accounting standards; assistance in accounting consolidation; assistance in converting Russian accounting; tax and business consulting; professional training; legal consulting; corporate finance services, and assets and business evaluation.

The procedure adopted by KPMG Limited provides examination of accounting audit reports by an associate outside the working team, and a number of other procedures before the audit report is issued.

Auditor Profile

OOO Online Audit has been operating in the auditing and consulting services market for more than three years.

Online Audit Limited Liability Company is a provider of auditing and accounting, as well financial, legal and tax consulting services.

The company maintains governmental licenses for performing general auditing activities.

OOO Online Audit has been placed under no sanctions from licensing authorities for poor quality audits and nonobservance of professional ethics and audit standards.

OOO Online Audit provides the following types of services:

- Audits;
- Tax consulting;
- Tax planning and structuring;
- Accounting setup;
- Accounting;
- Accounting policy development;
- Accounting technique consulting;
- Income declaration preparation consulting;
- Preparation of topical legislation surveys upon clients' requests, based on the specific fields of their activity.